Exhibit 99.1

ParaZero’s DefendAir Receives Third Order from Tier-1 Global Defense Company, Advancing Toward Full-Scale Operational Deployment

Following successful completion of evaluation stage, new order for DefendAir Net Pods and integration support advances the system toward operational deployment and broader adoption.

KFAR SABA, Israel, Aug. 20, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced that it has received a third order from a Tier-1 Israeli-based global defense company for its DefendAir Net Pods and a dedicated integration support package.

The new order follows the successful completion of the customer’s evaluation stage and marks the next phase in the deployment process, as the program advances from evaluation and validation toward system integration and operational implementation.

Following successful completion of evaluation stage, this new order for DefendAir Net Pods and integration support advances the system toward operational deployment and broader adoption.

The order includes additional DefendAir Net Pods together with dedicated ParaZero engineering support to continue the integration of the technology into the customer’s Counter-UAS system. The expanded engagement is intended to support the technical work required to advance the integrated solution toward operational deployment.

For ParaZero, the progression from evaluation to repeated procurement and continued engineering integration demonstrates the advancement of DefendAir through the defense technology adoption cycle. The Company believes the third order reflects a growing level of commitment to the technology as the customer moves beyond evaluation and toward establishing an operational capability.

DefendAir provides a controlled, non-explosive, net-based physical interception layer designed to neutralize hostile drones. Its modular Net Pod architecture enables integration into autonomous, mobile, fixed and unmanned defense platforms and can be adapted to different target profiles, system architectures and operational requirements.

“Moving from evaluation to integration and operational deployment is where a technology begins to become an actual defense capability,” said Ariel Alon, CEO of ParaZero Technologies. “This third order represents continued progress in that process and reflects the customer’s advancement with DefendAir beyond the evaluation stage. Our focus now is supporting the integration process and helping move the system toward operational deployment at scale.”

The integration support package enables ParaZero’s engineering team to work directly with the customer throughout the next phase of system development, supporting integration of the Net Pods into the broader Counter-UAS architecture and adapting the interception capability to the platform’s specific technical and operational requirements.

ParaZero believes this model of progressing from evaluation, through technical integration, to operational deployment represents an important pathway for expanding DefendAir adoption among major defense manufacturers and system integrators.

As Counter-UAS systems increasingly evolve toward complete engagement architectures capable of detecting, tracking and ultimately neutralizing hostile drones, DefendAir is designed to provide the physical interception layer required to complete that engagement. The Company’s strategy is to establish DefendAir as a modular interception capability that can be integrated across multiple platforms, programs and operational environments.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry.

Founded in 2014 by aviation professionals and drone industry veterans, ParaZero develops intelligent, mission-ready technologies for defense and advanced aerial applications.

The Company’s DefendAir product family provides a controlled, non-explosive, net-based physical interception capability designed for integration across personal, mobile, autonomous and fixed-site Counter-UAS systems.

For more information, visit ParaZero https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected integration of DefendAir into the customer's Counter-UAS system, the potential advancement of the program toward operational deployment and broader adoption, the customer's continued engagement with DefendAir, and the potential for broader adoption of DefendAir by defense manufacturers and system integrators. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com